UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Form 40-8B25


                        APPLICATION FOR EXTENSION OF TIME


                                    811-08637
                                    ---------
                       Investment Company Act File Number


                 The Pacific Corporate Group Private Equity Fund
                 -----------------------------------------------
             (exact name of registrant as specified in its charter)


             Delaware                                   33-0780626
             --------                                   ----------
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation or organization)

  1200 Prospect Street, Suite 200
      La Jolla, California                                92037
      --------------------                                -----
(Address of principal executive offices)                (Zip Code)


                                 (858) 456-6000
                                 --------------
                        (Registrant's telephone number )

Part I -- Rule 8b-25

     The Pacific Corporate Group Private Equity Fund (the "Fund") files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the "Investment Company Act") (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q, which is filed pursuant to Rule 30b1-5 under the Investment Company Act, be extended from March 1, 2005 to April 29, 2005 as provided in Rule 8b-25.

Narrative:

     The Fund is a Delaware business trust that was formed on September 22, 1997 and completed the initial offering of its shares in a private placement to accredited investors and began operations on February 9, 1998. The Fund is registered under the Investment Company Act as a closed-end management investment company. The Fund is scheduled to terminate on December 31, 2009, subject to extension in the sole discretion of the Fund's Trustees, for up to three additional one-year periods.

     The objective of the Fund is to achieve rates of return superior to public market investment alternatives, while reducing risks through the diversification of investments within the private market. The Fund seeks to achieve this objective through selected private market equity and equity-related investments primarily in a portfolio of private equity funds ("Private Equity Fund Investments") and, with respect to up to 25% of committed capital, direct investment in private or public operating companies ("Direct Investments").

     During 2004 the Securities and Exchange Commission adopted Rule 30b1-5 which requires that registered management investment companies file a quarterly report on Form N-Q not more than 60 days after the close of their first and third quarters of each fiscal year disclosing a schedule of portfolio holdings as of the close of such quarters. The Fund has a fiscal year that ends on March 31 and thus is required to file Form N-Q with regard to its quarters ending December 31 and June 30. Form N-Q requires that the Fund's chief executive officer and its chief financial officer certify as to the accuracy of financial information included in the Form N-Q.

     The Private Equity Fund Investments, whose fair value comprised 86.2% of the Fund's portfolio investments (excluding cash and cash equivalents) at September 30, 2004, each have December 31 fiscal year ends and in most cases do not provide the Fund with their December 31 audited financial information until April. In order to complete their financial statements, the Private Equity Fund Investments must obtain the audited December 31 financial information from their portfolio companies and, in turn, incorporate the results of the portfolio companies into their own audited financial statements. Further, a substantial portion of the portfolio companies of the Private Equity Fund Investments are private companies for which the Fund has no ability to obtain information other than through the Private Equity Fund Investments. Similarly, the Direct
Investments held by the Fund are currently entirely comprised of private companies with fiscal year ends of December 31. Financial information with regard to these investments is not typically received by the Fund prior to March 1.

     As a result, although the Fund is required to file a Form N-Q by March 1, it will not receive the financial information necessary to complete the Schedule of Portfolio Holdings from its portfolio investments prior to that date. In the absence of that information the Fund is not able to produce reliable valuations appropriate for inclusion in the Schedule of Portfolio Holdings required to be contained in the Form N-Q. In addition, by March 1 the Fund's CEO and CFO will not have a sufficient basis upon which to certify the Schedule of Portfolio Holdings as required by the Form N-Q.

     The Fund notes that the stated purpose of the Commission in adopting the new quarterly filing requirement was to make public the holdings of registered management investment companies on a more frequent basis so that investors would be informed of the holdings. Since its inception, on a quarterly basis the Fund has distributed to its shareholders full financial statements, including a schedule of portfolio investments, once it receives the information necessary to complete the financial statements. Although the distribution of this information does not occur by March 1, because the Fund's portfolio is comprised primarily of illiquid, long-term investments, the schedule of portfolio holdings for the Fund does not change significantly from quarter to quarter. In addition, the listed investments are largely private entities for which investors will be generally unable to obtain information from other sources. The Fund has fully invested or committed for investment all of its capital available for investment and will not make any new investments, other than potential follow-on investments in existing portfolio companies. The Private Equity Fund Investments typically have terms of five to seven years and the Fund has never disposed of a Private Equity Fund Investment. Similarly, the Fund's Direct Investments are long-term, illiquid private investments. The Fund notes that its roster of portfolio investments has not changed since January 2004, other than for the deletion of one Direct Investment that was written off and two other Direct Investments that were disposed of, and the change in a name of one Private Equity Fund Investment.

     The Fund also believes that the extension of time requested in this Application will not disadvantage trading in its shares since there has been no significant trading of interests in the Fund from inception. The shares were initially offered in a private placement and no trading market exists for the shares. During 2004, 245 of the 108,660 outstanding shares (0.2%) were transferred by investors, excluding "re-titling" transfers to related parties.

     Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. The facts and circumstances described above clearly indicate that it is impractical for the Fund to furnish a Form N-Q by March 1. Further, the Fund strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.

Part II -- Other Information

     (1) Name and telephone number of person to contact with respect to this notification:

     Philip M. Posner                       858         456-6000
     -----------------                  ----------  ------------------
        (Name)                          (Area Code) (Telephone Number)

                                   SIGNATURES


     The registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND


By:      /s/ Philip M. Posner
     ---------------------------------------------------------
        Philip M. Posner
        Vice President, Treasurer and Secretary


February 11, 2005

     Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, as amended, The Pacific Corporate Group Private Equity Fund declares that this Application is signed by Philip M. Posner, Vice President, Treasurer and Secretary of said Fund, pursuant to the general authority vested in him as such by its Second Amended and Restated Declaration of Trust, dated February 9, 1998, as amended, by its By-Laws and by a resolution of the Board of Directors dated May 21, 2004.


THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND


By:      /s/ Christopher J. Bower
    ----------------------------------------
         Christopher J. Bower
         President

Dated:   February 11, 2005


State of: California
County of: San Diego, ss.:

     The undersigned being duly sworn deposes and says that he has duly executed the attached Application of Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended, dated February 11, 2005 for and on behalf of The Pacific Corporate Group Private Equity Fund; that he is the duly elected and qualified Vice President, Treasurer and Secretary of The Pacific Corporate Group Private Equity Fund; and that all action necessary to authorize deponent to execute and file such an instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                        /s/ Philip M. Posner
                -----------------------------------------------------
                        Philip M. Posner
                        Vice President, Treasurer and Secretary


Subscribed  and  sworn to  before
me, a Notary  Public,  this  11th
day of February, 2005.

   /s/ Deborah J. Gavett
---------------------------
   Deborah J. Gavett

My commission expires January 13, 2006
                      ----------------